SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                      ------------------------------------

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                          DEPOSITARY UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

             Patrick Foye                              Copy To:
       Executive Vice President                 David J. Heymann, Esq.
            AIMCO-GP, Inc.                        Post & Heymann LLP
1873 South Bellaire Street, 17th Floor     100 Jericho Quadrangle, Suite 214
        Denver, Colorado 80222                  Jericho, New York 11753
            (303) 754-8101                          (516) 681-3636

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*:  $1,680,250                Amount of Filing Fee: $336.05
================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 305,500 depositary unit certificates representing assignments of limited partnership interest ("Units") of the subject partnership for $5.50 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party: Not Applicable
Date Filed:  Not Applicable

CUSIP No.  NONE                    14D-1 AND 13D/A                        Page 3


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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621
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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
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3.   SEC Use Only

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4.   Sources of Funds

                                       WC
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)                                                                 [ ]

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6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                      None

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10.  Type of Reporting Person

                                       PN
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


CUSIP No.  NONE                     14D-1 AND 13D/A                       Page 4

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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Sources of Funds

                                       N/A
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)                                                                 [ ]

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6.   Citizenship or Place of Organization

                           Maryland

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     243,831
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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                     19.95%
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10.  Type of Reporting Person

                                       CO
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

                 SCHEDULE 14D-1/AMENDMENT NO. 1 TO SCHEDULE 13D

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes Amendment No. 2 to the Statement on Schedule 13D previously filed by Apartment Investment and Management Company, a Maryland real estate investment trust ("AIMCO") in connection with its beneficial ownership of Units (as defined below). The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D- 1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 55 Beattie Place, Greenville, South Carolina 29602.

     (b) This Statement relates to an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 305,500 of the outstanding depositary unit certificates representing assignments of limited partnership interest ("Units") of the Partnership at a purchase price of $5.50 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser and AIMCO (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, AIMCO and AIMCO-GP, Inc.") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of AIMCO and the Purchaser ") is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of AIMCO and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

     (d) Not applicable.

     (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," and in Section 11 ("Certain Information Concerning the Purchaser, AIMCO and AIMCO-GP, Inc.") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction," in
Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, AIMCO, and AIMCO-GP, Inc.") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Annex II and Annex III to the Offer to Purchase is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: (i) the audited financial statements of the Purchaser set forth at Part I-Item 8 of the Purchaser's Annual Report on Form 10-K for the year ended December 31, 1998, which is on file with the Commission; and (ii) the audited financial statements of AIMCO set forth at
Part I-Item 8 of AIMCO's Annual Report on Form 10-K for the year ended December 31, 1998, which is on file with the Commission.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated April 9, 1999.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated April 9, 1999, from the Purchaser to the Limited Partners of the Partnership.

     (b)(1) Notice of Withdrawal

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999

                                         AIMCO PROPERTIES, L.P.

                                         By:  AIMCO-GP, Inc.


                                              By:  Patrick J. Foye
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                         APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                              By:  Patrick J. Foye
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                  EXHIBIT INDEX

Exhibit           Description

(a)(1)    Offer to Purchase, dated April 9, 1999.

(a)(2)    Letter of Transmittal and Related Instructions.

(a)(3) Cover Letter, dated April 9, 1999, from the Purchaser to the Limited Partners of the Partnership.

(b)(1)    Notice of Withdrawal